Harbor ETF Trust

111 South Wacker Drive – 34th Floor

Chicago, Illinois 60606

(312) 443-4400

May 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Harbor ETF Trust
(File No. 333-255778)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Harbor ETF Trust (the “Trust”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Trust’s registration statement on Form N-1A (together with all exhibits thereto) in connection with the proposed initial registration of shares of the Harbor Scientific Alpha High-Yield ETF and Harbor Scientific Alpha Income ETF (the “Funds”) (together with all amendments and exhibits thereto, the “Registration Statement”). No securities were issued or sold pursuant to the Registration Statement.

The filing erroneously identified the Funds as classes, rather than series. The Trust intends to re-file the Registration Statement on Form N-1A with the correct series and class identification information included.

Pursuant to the foregoing, the Trust hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or as soon as practicable thereafter and that a written order granting the withdrawal of the Registration Statement be issued by the Commission. Pursuant to paragraph (b) of Rule 477 of the Securities Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

Any questions or comments regarding this filing should be directed to our counsel, Stephanie Capistron of Dechert LLP, at (617) 728-7127.

Sincerely,

HARBOR ETF TRUST

By: /s/ Charles F. McCain

Charles F. McCain

Trustee